UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores,

Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Kohl’s Department Stores, Inc. Savings Plan

January 31, 2009 and February 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) as of January 31, 2009 and February 2, 2008, and the related statement of changes in assets available for benefits for the year ended January 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 31, 2009 and February 2, 2008, and the changes in assets available for benefits for the year ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

August 11, 2009

Kohl’s Department Stores, Inc. Savings Plan

Statements of Assets Available for Benefits

	January 31, 2009	February 2, 2008
Cash	$108,960	$102,159
Investments, at fair value	326,143,906	405,314,908

Receivables:
Company contribution	15,694,758	10,964,246
Participants’ contributions	926,316	440,953

Assets available for benefits - at fair value	342,873,940	416,822,266
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	4,202,114	121,930

Total assets available for benefits	$347,076,054	$416,944,196

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended January 31, 2009

Additions:
Contributions:
Company	$32,689,957
Participants	44,307,160
Rollovers	4,077,758

Total contributions	81,074,875
Interest and dividend income	15,894,780

Total additions	96,969,655

Deductions:
Net realized and unrealized depreciation in fair value of investments	133,553,588
Benefit and withdrawal payments	33,284,209

Total deductions	166,837,797

Net decrease in assets available for benefits	(69,868,142)
Assets available for benefits at beginning of year	416,944,196

Assets available for benefits at end of year	$347,076,054

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all full-time and part-time employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly-owned subsidiary of Kohl’s Corporation. All full-time employees are eligible when they are hired and part-time employees are eligible once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the “Savings Plan Handbook” for a description of the Plan.

Participants may borrow $1,000 to $50,000 from their fund accounts, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Valuation of Investments

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Assets Available for Benefits presents the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Assets Available for Benefits is presented on a contract value basis.

The Plan’s investment in Kohl’s Corporation common stock is valued at fair value based on quoted market prices (closing price in an active market). Mutual funds and all common collective trust index funds are valued at fair value based on the net asset value of the shares held at year end. The fair value of the Putnam Stable Value Fund, a common collective trust fund, was determined based on

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

information provided by the issuer of the common collective trust fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer of the specific instruments of the fund at year-end. In determining the assets available for benefits, the Putnam Stable Value Fund is recorded at contract value, which represents contributions under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses. Participant notes receivable are stated at the unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s 20 investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31. Fiscal 2008 ended on January 31, 2009 and fiscal 2007 ended on February 2, 2008.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 100% of each participant’s contribution, up to a maximum of 3% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

The Company’s profit-sharing contributions are 100% vested after three years of credited service. The Company’s matching contributions are 100% vested after three years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited and applied to reduce future Company contributions. Forfeitures of $1,341,977 for the year ended January 31, 2009 and $1,349,457 for the year ended February 2, 2008 were used to reduce Company contributions.

Vested benefits for retired participants and total and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

4. Investments

The Plan adopted Statement of Financial Accounting Standard (“SFAS”) 157, Fair Value Measurements, during fiscal 2008. In accordance with this statement, the Plan classifies its investments into Level 1, securities valued using quoted prices from active markets for identical assets; Level 2, securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data; and Level 3, securities valued based on significant unobservable inputs that are not corroborated by market data. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of January 31, 2009 and in total as of February 2, 2008:

	January 31, 2009
					February 2,
	Level 1	Level 2	Level 3	Total	2008
Kohl’s Common Stock	$41,278,682	$—	$—	$41,278,682	$48,613,368
Common Collective Trust Fund	—	60,715,059	—	60,715,059	55,300,763
Common Collective Trust Index Fund	—	24,078,092	—	24,078,092	38,020,870
Mutual funds	187,348,879	—	—	187,348,879	252,435,952
Participant Notes Receivable	—	—	12,723,194	12,723,194	10,943,955

Total Investments	$228,627,561	$84,793,151	$12,723,194	$326,143,906	$405,314,908

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended January 31, 2009.

Participant Loans
Balance as of February 3, 2008	$10,943,955
Issuances and interest earned	8,416,881
Repayments	(6,637,642)

Balance as of January 31, 2009	$12,723,194

During the year ended January 31, 2009, the Plan’s investments, including investments purchased, sold, and held, depreciated in fair value as determined by quoted redemption or market prices as follows:

Kohl’s Corporation common stock	$(9,832,253)
Common collective trust index fund	(15,328,914)
Mutual funds	(108,392,421)

$(133,553,588)

The fair value of investments representing 5% or more of the Plan’s assets are as follows:

	January 31, 2009	February 2, 2008
American Funds Growth Fund of America	$40,611,423	$66,176,303
Kohl’s Corporation Common Stock*	41,278,682	48,613,368
Putnam Stable Value Fund	60,715,059	55,300,763
Putnam S&P 500 Index Fund	24,078,092	38,020,870
T. Rowe Price Balanced Fund	26,481,034	37,231,418
American Funds Europacific Growth Fund	19,521,836	33,029,836
Dodge & Cox Stock Fund	14,712,605	24,486,462
Oppenheimer Developing Markets	12,360,376	24,198,501
PIMCO Total Return Fund	24,742,818	20,662,990
SSGA Target Retirement Portfolio	43,489,884	38,341,157

*Indicates party in interest to the Plan.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

Putnam Stable Value Fund

The Putnam Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended January 31, 2009 and February 2, 2008, the average yield and crediting interest rates were approximately five percent.

	January 31, 2009	February 2, 2008
Shares of common collective trust fund
Putnam Stable Value Fund - at fair value	$60,715,059	$55,300,763
Adjustment to contract value	4,202,114	121,930

Putnam Stable Value Fund - at contract value	$64,917,173	$55,422,693

5. Amount Owed to Participants Withdrawing from the Plan

There were no distributions requested, but not paid, as of January 31, 2009 or February 2, 2008.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

Subsequent to the year ended January 31, 2009, the Company identified certain operational deficiencies where the Plan was not being administered in strict accordance with the Plan document. The Company expects to use the Voluntary Correction Program component of the Employee Plans Compliance Resolution System to ensure that the Plan will continue to be qualified and the related trust will continue to be tax-exempt.

7. Transactions With Parties-in-Interest

During fiscal 2008, the Plan purchased and sold Kohl’s Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$2,018,052	$3,209,548
Number of shares	51,343	76,015

No dividends were declared or paid on the Company’s common stock in fiscal 2008.

8. Reconciliation of Financial Statements to Schedule H Form 5500

The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2008 Form 5500, Schedule H, Part I:

	January 31, 2009	February 2, 2008
Assets available for benefits as reported in the financial statements	$347,076,054	$416,944,196
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(4,202,114)	(121,930)

Assets as reported on Form 5500	$342,873,940	$416,822,266

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 31, 2009 and February 2, 2008

The following is a reconciliation of the net decrease in assets available for benefits as reported in the financial statements for the year ended January 31, 2009 to the net loss as reported on the 2008 Form 5500, Schedule H, Part II:

Net decrease in assets available for benefits as reported in the financial statements	($69,868,142)
Net adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(4,080,184)

Net loss as reported on Form 5500	($73,948,326)

Kohl’s Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

January 31, 2009

(a) Parties in interest to the Plan	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Number of Shares/Units	(d) Cost	(e) Current Value
	Mutual Funds:
	American Funds Europacific Growth Fund	766,464	**	$19,521,836
	American Funds Growth Fund of America	2,102,041	**	40,611,423
	Dodge & Cox Stock Fund	219,329	**	14,712,605
	Laudus Rosenberg US Small Cap Fund	1,152,633	**	5,428,904
	Oppenheimer Developing Markets	843,712	**	12,360,376
	PIMCO Total Return Fund	2,437,716	**	24,742,818
	T. Rowe Price Balanced Fund	1,977,672	**	26,481,034
	SSGA Target Retirement Income Strategy	173,545	**	1,708,378
	SSGA Target Retirement 2010 Strategy	307,953	**	2,850,717
	SSGA Target Retirement 2015 Strategy	570,273	**	4,258,795
	SSGA Target Retirement 2020 Strategy	617,062	**	5,279,584
	SSGA Target Retirement 2025 Strategy	886,125	**	6,004,383
	SSGA Target Retirement 2030 Strategy	730,188	**	5,913,061
	SSGA Target Retirement 2035 Strategy	835,331	**	5,200,771
	SSGA Target Retirement 2040 Strategy	555,166	**	4,433,002
	SSGA Target Retirement 2045 Strategy	711,047	**	4,429,823
	SSGA Target Retirement 2050 Strategy	547,747	**	3,411,370

	Common Collective Trust Index Fund:
	Putnam S&P 500 Index Fund	1,066,818	**	24,078,092
	Common Collective Trust Fund:
	Putnam Stable Value Fund	64,917,173	**	60,715,059

*	Kohl’s Corporation Common Stock	1,124,453	**	41,278,682

*	Participant Notes Receivable, interest range from 3.25% to 8.25%		-0-	12,723,194

				$326,143,906

*	Indicates party in interest to the Plan
**	Cost omitted for participant directed funds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ Wesley S. McDonald
Wesley S. McDonald
Chief Financial Officer

Date: August 13, 2009